Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 21, 2014, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 21, 2014	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

The Hague, May 21, 2014

Annual Meeting of Shareholders adopted all resolutions

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) on May 21, 2014, adopted all resolutions on the agenda, including adoption of the Annual Accounts of Aegon N.V. for the 2013 financial year.

Shareholders approved the final dividend for 2013 of EUR 0.11 per common share, resulting in a total dividend for the financial year 2013 of EUR 0.22 per common share. The final dividend will be paid in cash or common shares at the election of the shareholder. The stock fraction for the final dividend in common shares will be based upon the average price of Aegon shares as quoted on the Euronext Amsterdam Stock Exchange, calculated over the five trading days from June 9 through Friday June 13, 2014. The dividend will be payable as of Friday June 20, 2014. The value of the dividend in common shares will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the stock dividend on earnings per share.

The shareholders appointed Mr. Robert Dineen and Ms. Corien Wortmann-Kool to the Supervisory Board, both for a term of four years.

Shareholders took notice of the fact that Kees Storm has completed his third and final term. Kees Storm has been a member of Aegon’s Supervisory Board since 2002. Supervisory Board Chairman Rob Routs stated: “We all know Kees as former CEO of Aegon, leading the company towards a world-wide presence. Thereafter Kees was a valuable member of our Board and his knowledge and expertise will be missed. We thank Kees for a life-time of commitment to Aegon”.

The full details of the resolutions approved during the AGM and further information on the final dividend of 2013 may be found in the “2014 AGM” section on Aegon’s corporate website aegon.com.

Media relations	Investor relations
Robin Boon	Willem van den Berg
+31(0) 70 344 8956	+31(0) 70 3448305
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.